Exhibit 99.1

AUGUST 13, 2021

VINCI PARTNERS APPOINTS SONIA FAVARETTO AS NEW BOARD MEMBER TO BOOST ESG PRACTICE

Rio de Janeiro, August 13, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that pursuant to written resolutions of its Board of Directors dated August 13, 2021, Ms. Sonia Consiglio Favaretto was appointed as director to the Board of Directors, effective immediately. Ms. Favaretto will assume the Chairperson position on Vinci Partners’ ESG Committee and will serve as a member of our Audit Committee.

Alessandro Horta, Chief Executive Officer, said, “We are very pleased to welcome Sonia Favaretto to Vinci Partners’ Board of Directors. Sonia is an experienced Director, with a demonstrated history of working in the financial services industry, highly skilled in corporate social responsibility, sustainable development, environmental awareness, and corporate communications. Ms. Favaretto’s appointment marks a new milestone in Vinci Partners’ path of differentiation as an environmental, social and governance (ESG) market leader, as we seek to upgrade our Impact monitoring KPIs and increase focus on ESG as an investment matter.”

Ms. Favaretto is a well acknowledged ESG and corporate communications expert in the financial services industry, having been recognized in 2016 by the United Nations Global Compact as a Sustainable Development Goals (SDG) pioneer, among only ten people in the world. She is the current president of the Brazilian Board for the Global Reporting Initiative, having served previously as a Director at the Brazilian stock exchange (B3), assuming the role of president of the Deliberative Council of the Corporate Sustainability Index (ISE), and president of Rede Brasil for UN Global Compact. She served as director of HR and internal communications and superintendent for BankBoston, superintendent of sustainability and institutional communications at Banco Itaú, and director of social responsibility at Febraban.

Ms. Favaretto’s appointment reinforces our commitment to diversity, as we now have two women as directors among four independent members on our Board, out of a total of eight seats, composed by Mr. Gilberto Sayao, Mr. Alessandro Horta, Mr. Paulo Fernando de Oliveira, Mr. Lywall Salles, Ms. Ana Marta Veloso, Mr. Rogério Werneck, Mr. Guilherme Stocco and Ms. Sonia Favaretto.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-

AUGUST 13, 2021

making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240